UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

GILDAN ACTIVEWEAR INC.
(Exact name of registrant as specified in its charter)

CANADA	01-14830	98-0168992
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

600 de Maisonneuve Boulevard West, Montréal, Québec, Canada	H3A 3J2
(Address of principal executive offices)	(Postal Code)

Lindsay Matthews, 514-340-8790
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

   ✓  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Based on its reasonable country of origin inquiry (the “RCOI”, described in further details below) for the year ended December 31, 2013 (the “2013 Reporting Period”), Gildan Activewear Inc. (“Gildan” or the “Company”) determined in good faith that it had no reason to believe that the tin contained in certain metallic components included in its knit tops may have originated from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”).

The Company was not able to reach this determination for the tin contained in certain metallic components included in its hats and towels.

Description of Reasonable Country of Origin Inquiry

Gildan’s RCOI focused on the Company’s direct suppliers of metallic components found in the Company’s products or sourcing products containing metallic components (each a “Supplier” and collectively the “Suppliers”). Gildan retained the services of a third-party audit and consulting service provider to assist it in preparing and conducting its RCOI. The RCOI was conducted by requesting each Supplier to complete the Conflict Free Sourcing’s Initiative’s (CFSI) Conflict Minerals Reporting Template, which was created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative as a common means for the collection of sourcing information related to conflict minerals. This reporting template is a common data collection tool used across industries by companies with and without direct smelter relationships, and its questions are designed to generate necessary representations required to make determinations about the origin of the 3TGs.

Results of the Reasonable Country of Origin Inquiry

The Company’s Suppliers of certain metallic components included in its knit tops provided the Company with a written statement of “conflict-free” minerals for the 2013 Reporting Period and named smelters that either (i) were listed as Conflict-Free Tin Smelters under the Conflict-Free Smelter Program list provided by the Conflict-Free Smelter Initiative or (ii) had conducted their own reasonable country of origin inquiry and determined themselves to be “conflict-free”. Given the fact that this Supplier also represented (i) to have in place a policy for DRC conflict-free sourcing, (ii) to request and to receive from its direct suppliers assurances that their products are DRC conflict-free, (iii) to verify the due diligence information received from its direct suppliers, and (iv) to have in place corrective action management procedures, the Company determined that it had no reason to believe that this Supplier’s representations were false or inaccurate.

The Company could not reach this determination based on the RCOI results obtained from its others Suppliers. As such, Gildan is concurrently filing a Conflict Minerals Report, attached as Exhibit 1.02 to this Form SD, regarding its determination for the other metallic components found in its products.

Gildan has posted the Conflict Minerals Report to its website at http://www.genuinegildan.com/en/product/raw-material/

Item 1.02 Exhibit

Gildan has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form:

EXHIBIT 1.02 – CONFLICT MINERALS REPORT, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

By:	/s/ Lindsay Matthews	Date: May 30, 2014
Name: Lindsay Matthews Title: Vice-President, General Counsel and Corporate Secretary